United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For August 22, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
     On August 22, 2006, Sify Limited announced that V. Sivaramakrishnan had been appointed as the President of the portal business of Sify. Prior to being appointed the President of the portal business, Mr. Sivaramakrishnan was Vice President of the key iWay cyber café chain business. Mr. Sivaramakrishnan is a management graduate from the Indian Institute of Foreign Trade (IIFT), New Delhi.
Item 9.01. Financial Statements and Exhibits.
          (d) Exhibits

Exhibit No.	Description

99.1	Press Release dated August 22, 2006.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2006

SIFY LIMITED
By:	/s/ Durgesh Mehta
	Name:	Durgesh Mehta
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated August 22, 2006.